EXHIBIT 12.2
FIRSTENERGY SOLUTIONS CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$418,653	$528,864	$506,410	$577,084	$269,428
Interest and other charges, before reduction for amounts capitalized and deferred	189,141	157,700	141,511	152,226	215,855
Provision for income taxes	236,348	304,608	293,181	315,290	151,057
Interest element of rentals charged to income (a)	1,797	24,669	99,360	95,126	90,611

Earnings as defined	$845,939	$1,015,841	$1,040,462	$1,139,726	$726,951

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$189,141	$157,700	$141,511	$152,226	$215,855
Interest element of rentals charged to income (a)	1,797	24,669	99,360	95,126	90,611

Fixed charges as defined	$190,938	$182,369	$240,871	$247,352	$306,466

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	4.43	5.57	4.32	4.61	2.37

(a)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.